UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Ave, New York NY 10152

(212) 407-5253

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

66 Hudson Blvd E

New York, New York 10001

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109

1.	NAME OF REPORTING PERSON CD&R BOULDER HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 15,171,964
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,171,964
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,171,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Percentages of ownership of shares of common stock, par value $0.01 per share (the “Common Shares”) presented are based on an aggregate of 63,748,358 Common Shares outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q, filed May 5, 2023.

CUSIP No. 073685109

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 15,171,964
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,171,964
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,171,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Percentages of ownership of Common Shares presented are based on an aggregate of 63,748,358 Common Shares outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q, filed May 5, 2023.

EXPLANATORY NOTE

PREAMBLE

This Amendment No. 10 (the “Amendment”) amends the Statement on Schedule 13D initially filed on January 2, 2018 with the Securities and Exchange Commission and amended on November 21, 2018, March 14, 2019, June 28, 2019, September 25, 2019, February 24, 2021, April 29, 2021, March 4, 2022, October 28, 2022 and July 7, 2023 (as amended, the “Schedule 13D”) by (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”).

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented to include the following information.

On July 31, 2023, the Issuer completed the previously disclosed repurchase from CD&R Holdings of all 400,000 issued and outstanding shares of Series A Cumulative Convertible Participating Preferred Stock held by CD&R Holdings in exchange for $805,433,333.33 (the “Closing”).

In connection with the Closing, Mr. Sleeper submitted an offer of his resignation from the Board on July 31, 2023. The Board determined to accept Mr. Sleeper’s offer of resignation and such resignation is effective as of the Closing. Mr. Knisely submitted an offer to resign from the Board on July 31, 2023. The Board rejected Mr. Knisely’s offer of resignation and Mr. Knisely was asked to continue serving as a member of the Board. Mr. Knisely accepted such offer. Upon the Closing and as agreed between Mr. Knisely and the Board, Mr. Knisely stepped down as the non-executive chairman of the Board, but will continue to serve as a member of the Board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i) and (c) in their entirety and replacing them as follows.

(a) (i) CD&R Holdings is the beneficial owner of 15,171,964 Common Shares, representing approximately 23.8% of the voting power of the Issuer, based on 63,748,358 Common Shares outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q, filed May 5, 2023. All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

(c) Except as otherwise described in Item 4 of this Amendment, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Schedule A of this Schedule 13D, has effected any transactions in Common Shares in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2023

CD&R BOULDER HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

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